X-Cal Resources Ltd.

PO Box 48479 Bentall Centre
Vancouver, BC V7X 1A0
Tel: (604) 662-8245 Fax: (604) 688-7740

03 JAN 23 AM 7:21

03003247

January 10, 2003

Office of International Corporate Finance
Securities & Exchange Commission
450 5th Street NW
Mail Stop 3-9
Washington, DC 20549

SUPPL

Re: XCL - EXEMPTION # 82-1655

To Whom It May Concern:

Enclosed please find the most recent news release for X-Cal Resources Ltd. (dated January 10, 2003).

Thank you.

PROCESSED
FEB 03 2003
THOMSON FINANCIAL

Sincerely,

Susannah Lam for X-Cal Resources Ltd.

dlw 1/24

X-Cal Resources Ltd.

TSX/XCL **January 10, 2003**

News Release

Sleeper Exploration Team Appointments

Ken Synder and Larry Kornze, both respected Nevada "mine finders", have joined the X-Cal Resources Ltd. Sleeper Exploration Team.

The other members of the team are Win Rowe, MSc., Keith Blair, MSc., and Larry Martin. Additional appointments are under discussion.

The combined experience of Mr. Rowe, Mr. Kornze and Mr. Snyder will be utilized for overall direction of the 2003 work program at Sleeper, located in Humboldt County, Nevada. Keith Blair, MSc. is project coordinator.

Drilling is scheduled to begin this month and is expected to continue throughout the year.

....

Visit our Website: www.x-cal.com

For further information contact: ***Shawn Kennedy, President***
Tel: (604) 662-8245 Fax: (604) 688-7740

Note: *X-Cal Resources Ltd. can be referenced through the Standard & Poors Directory.*